

Joanne Haruta · 3rd

Lost Spirits

Las Vegas, Nevada, United States · Contact info

Lost Spirits Distillery, Inc.

University of California, Berkeley - Walter A. Haas School of Business

Experience

Co-founder

Lost Spirits Distillery, Inc.

Oct 2009 - Present · 12 yrs 6 mos

Los Angeles, CA and Las Vegas, NV

Co-creator, co-owner and board member

Education

University of California, Berkeley, Haas School of Business

Business

1999 - 2001